Exhibit 12

tw telecom inc.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in Thousands)

	Nine Months Ended
	September 30,		Years Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
Income (loss) before income taxes	$42,189	$105,326	$133,946	$99,390	$49,583	$30,332	$(4,919)
Interest expense (net of amounts capitalized)	71,409	65,266	93,757	87,718	80,952	84,001	93,336
Interest factor on rentals	22,935	21,463	29,055	25,810	24,843	24,344	22,452
Estimated amortization of capitalized interest	1,933	1,704	2,392	2,659	2,452	2,263	2,142

Earnings available for fixed charges	$138,466	$193,759	$259,150	$215,577	$157,830	$140,940	$113,011

Interest charges	$72,355	$66,347	$95,055	$89,846	$83,721	$86,421	$96,241
Interest factor on rentals	22,935	21,463	29,055	25,810	24,843	24,344	22,452

Fixed charges	95,290	87,810	124,110	115,656	108,564	110,765	118,693

Ratio of earnings to fixed charges (1)	1.5	2.2	2.1	1.9	1.5	1.3	—

(1)	The earnings for the year ended December 31, 2008 were inadequate to cover total fixed charges. The coverage deficiency for total fixed charges was $5.7 million.